CannaVEST Corp.

2688 South Rainbow Boulevard, Suite B

Las Vegas, NV 89146

August 3, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

RE:	CannaVEST Corp. (the “Registrant”)
Request for Withdrawal of Amendment No. 1 to Registration Statement on Form S-1
Filed July 30, 2015
File No. 333-173215

Dear Sir or Madam:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477 under the Securities Act of 1933, as amended, to respectfully request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the Amendment No. 1 (the “Amendment No. 1”) to the Registrant’s Registration Statement on Form S-1 together with all exhibits thereto filed with EDGAR submission type S-1/A, which was accepted via the EDGAR system at 5:23 p.m., on July 30, 2015.  The Amendment was filed with an incorrect file number; we will be re-filing Amendment No. 1 with the proper file number.  The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement on Form S-1.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Amendment No. 1 to Form S-1 filed under the EDGAR submission type S-1/A. The Registrant understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

No fees are required in connection with this filing. If you have any questions or comments in connection with this withdrawal request, please call John Cleary (619-515-3221) of Procopio, Cory, Hargreaves & Savitch LLP.

Very truly yours,

/s/ Michael Mona, Jr.

Michael Mona, Jr.

President and Chief Executive Officer

CannaVEST Corp.